

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Via U.S. Mail and Facsimile

Donald E. Roller
Chairman of the Board
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, FL 32202

      **Re: Jacksonville Bancorp, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed September 24, 2010
             File No. 000-30248**

Dear Mr. Roller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement
General

1.   Please provide us with copies of the board books that were provided to the respective boards of directors.

2.   Please revise to include the disclosure required by Item 503 of Regulation S-K. Refer to Instruction 1 to Item 14 of Schedule 14A and Item 3 of Form S-4.

3.   Please confirm that all material non-public information shared by you and Atlantic BancGroup, Inc. during due diligence is currently included within this document. This would include any forecasts or projections that crossed from one side to the other. Based on the disclosure in the document, it appears that certain financial projections were

provided to Wunderlich and Ewing. Please revise the document to disclose all projections that were provided.

4. We note that each of the amendments to your Articles of Incorporation is listed as one matter in Proposal 2. Please tell us how you concluded that each amendment to your Articles of Incorporation should not be submitted as a separate matter to be acted upon. Refer to Exchange Act Rule 14a-4(a)(3).

Questions and Answers, page 3

5. Please remove the sentence that reads "This Proxy Statement provides information about the Merger for informational purposes only" as you are required to provide information regarding the merger in accordance with Note A and Item 14 of Schedule 14A.

Selected Consolidated Financial Data of JBI and ABI, pages 10-11

6. Please consider revising this section to include this data as of June 30, 2010 and June 30, 2009 for each company.

Opinion of Wunderlich Securities, Inc., page 26

7. Please tell us whether any portion of the fee payable to Wunderlich is contingent upon completion of the merger. Also, please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Wunderlich and JBI. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Analysis of Information Considered, page 28

8. Please expand this section to describe in greater detail the information Wunderlich analyzed in preparing its opinion. Such information should include, but is not limited to, the identity of the banks utilized in its peer group analyses, as well as the key similarities and/or differences of the comparable transactions that caused those transactions to properly populate the peer groups.

Background of the Merger, page 41

9. In the first paragraph in this section, please clarify the time period of loan losses where ABI bolstered its conclusions for the need to enter into a strategic transaction.

Opinion of Allen C. Ewing & Co., page 47

10.   We note the disclosure on page 53 that Ewing received a total fee of $50,000 for its
        services in connection with the merger and rendering the fairness opinion. Please tell us
        whether any portion of the fee is contingent upon completion of the merger. Also, please
        revise to describe any material relationship that existed during the past two years or is
        mutually understood to be contemplated and any compensation received or to be received
        as a result of the relationship between Ewing and ABI. Refer to Item 14(b)(6) of
        Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Material United States Federal Income Tax Consequences of the Merger, page 61

11.   We note the assumptions in this section that (i) ABI shareholders hold their shares of ABI
        common stock as a capital asset, (ii) the Merger will constitute a reorganization within
        the meaning of Code Section 368(a), (iii) each of JBI and ABI will be party to such
        reorganization within the meaning of Code Section 368(b), (iv) neither JBI nor ABI will
        recognize gain or loss by reason of the Merger (except for amounts resulting from any
        required change in accounting methods and any income and deferred gain or loss
        recognized pursuant to Treasury regulations issued under Code Section 1502), and (iv)
        the exchange in the Merger of ABI common stock for JBI common stock will not give
        rise to gain or loss to the shareholders of ABI with respect to such exchange, except to
        the extent of any cash received. It is inappropriate to assume legal conclusions
        underlying an opinion provided by counsel. Please revise so as to not assume legal
        conclusions underlying the tax opinion to be provided.

12.   Please remove the assumption in the second paragraph on page 62.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3583 with any questions.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: *(by facsimile only)*
        Halcyon E. Skinner
        McGuire Woods
        Fax: (904) 360-6324